Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in millions)
EARNINGS:
Net income	$152.2	$151.0	$180.8	$177.5	$165.7	$163.5	$152.3
Income taxes (a)	74.0	68.0	85.6	87.2	94.6	81.9	98.3
Income before income taxes	226.2	219.0	266.4	264.7	260.3	245.4	250.6
Fixed charges as defined	70.4	64.1	87.7	86.4	103.9	103.3	101.6
Adjustment for undistributed equity earnings	(8.4)	(7.0)	(6.4)	(8.3)	(7.9)	(6.4)	(5.6)
Total earnings as defined	$288.2	$276.1	$347.7	$342.8	$356.3	$342.3	$346.6

FIXED CHARGES:
Interest expense	$69.5	$63.2	$86.4	$85.0	$80.2	$79.9	$78.6
Estimated interest component of rent expense	0.9	0.9	1.3	1.4	23.7	23.4	23.0
Total fixed charges as defined	$70.4	$64.1	$87.7	$86.4	$103.9	$103.3	$101.6

Ratio of Earnings to Fixed Charges	4.09	4.31	3.96	3.97	3.43	3.31	3.41

(a) Includes net interest related to unrecognized tax benefits.